Filed by: GB&T Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Mountain Bancshares, Inc.
Commission File No. 000-50710

NEWS RELEASE

For Immediate Release

For more information, please contact:

Gregory L. Hamby	W. Michael Banks	P.O. Box 2760
EVP and CFO	Senior Vice President	Gainesville, GA 30503
ghamby@gbt.com	mbanks@gbt.com	Fax: (770) 531-7359
Phone: (678) 450-3369	Phone: (678) 450-3480

GB&T BANCSHARES, INC. EXPANDING

TO DAWSON AND FORSYTH COUNTIES

Gainesville, Georgia, December 19, 2005 - GB&T Bancshares, Inc. (NASDAQ:GBTB) today announced the signing of a definitive agreement for the merger of Mountain Bancshares, Inc., the parent company of the $130-million asset Mountain State Bank of Dawsonville, into GB&T Bancshares, Inc. (GB&T). GB&T is a $1.6-billion asset community bank holding company based in Gainesville, Georgia. Established in 2003, Mountain State Bank has offices in both Dawson and Forsyth counties.

GB&T officials noted that both Dawson and Forsyth are ranked among the fastest growing counties in Georgia and the nation, which makes an attractive market addition to the GB&T franchise. The population growth in the communities in which GB&T banks operate has shown an approximately 25% increase over the past 5 years, which is significantly ahead of population growth in Georgia and the country.   Mountain State Bank will become the eighth community bank to join GB&T.

Richard Hunt, President and CEO of GB&T and John Lewis, President and CEO of Mountain Bancshares, made the announcement of the planned merger today, which is a 70% stock and 30% cash transaction.  Under the terms of the agreement, Mountain Bancshares’ stockholders will receive ..8911 shares of GB&T Bancshares stock and $8.40 for each share of Mountain Bancshares stock they own — in a transaction initially valued at approximately $40.5 million.  Hunt noted that while Mountain State Bank is a relatively young organization, it is well run and profitable and that he expects the transaction to be accretive to earnings within 12 months, with the effective date of the merger expected to be in the second quarter of 2006. He added that as with other affiliate banks within the company, Mountain State Bank would continue operating with its current management and board and would retain its name and market identity.

“John Lewis and his team of experienced bankers are well versed in our company’s commitment to and philosophy of community focused banking”, said Hunt. “Their customers will now have access to an expanded menu of products and services, including trusts and investments. Operationally, the bank will benefit through the significant investment our company has made in technology and infrastructure over the past several years.”

Commenting on the pending merger, Mountain State Bank President and CEO John L. Lewis stated that the merger will “be good for our clients, our employees, our communities and our stockholders. And, because of the commitment to community banking that both GB&T and Mountain State Bank share, this partnership will only serve to enhance the commitment to client service excellence that has been such an integral part of Mountain State Bank’s success. In fact, not only will the ‘look and feel’ of Mountain State Bank remain the same, with no changes to the outside company sign and existing client service standards, but local decision-making will also remain intact and the same friendly staff will continue to serve our clients. We look forward to joining GB&T Bancshares.”

Other banks operating within the GB&T umbrella of community banks include: Gainesville Bank & Trust (Gainesville, GA) and its divisions Southern Heritage Bank (Oakwood, GA), Lumpkin County Bank (Dahlonega, GA) and Bank of Athens (Athens, GA); United Bank & Trust (Polk and Bartow Counties, GA); Community Trust Bank (Paulding and Cobb Counties, GA); HomeTown Bank of Villa Rica (Carroll and Paulding Counties, GA); First National Bank of the South (Milledgeville and Lake Oconee, GA); and First National Bank of Gwinnett (Gwinnett County, GA).

GB&T Bancshares, Inc.’s common stock is listed on the NASDAQ National Market under the trading symbol “GBTB”.

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Forward-Looking Statements

Some of the statements in this press release, including, without limitation, statements regarding the proposed merger and the expected accretive nature of the transaction are “forward-looking statements” within the meaning of the federal securities laws. In addition, when we use words like “anticipate”, “believe”, “intend”, “expect”, “estimate”, “could”, “should”, “will”, and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. Factors that may cause actual results to differ materially from those expressed or implied by such forward-looking statements include, among others, the following possibilities: (1) we may be unable to obtain required shareholder or regulatory approval, (2) competitive pressures among depository and other financial institutions may increase significantly; (3) changes in the interest rate environment may reduce margins; (4) general economic conditions may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and/or a reduction in demand for credit; (5) economic, governmental or other factors may prevent the projected population and commercial growth in the counties in which we operate; (6) legislative or regulatory changes, including changes in accounting standards, may adversely affect the businesses in which we are engaged; (7) costs or difficulties related to the integration of our businesses may be greater than expected; (8) deposit attrition, customer loss or revenue loss following the acquisition may be greater than expected; (9) competitors may have greater financial resources and develop products that enable such competitors to compete more successfully than us; and (10) adverse changes may occur in the equity markets. Many of these factors are beyond our ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. We disclaim any obligation to update or revise any forward-looking statements contained in this release, whether as a result of new information, future events or otherwise.

GB&T will be filing a registration statement on Form S-4 and other documents with the Securities and Exchange Commission (SEC). The registration statement will contain a prospectus of GB&T relating to the common stock to be issued in the acquisition of Mountain Bancshares and a proxy statement of Mountain Bancshares relating to the acquisition. Investors and shareholders are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and shareholders will be able to receive the proxy statement/prospectus and other documents filed by GB&T free of charge at the SEC’s web site, www.sec.gov or from GB&T Bancshares, Inc. at 500 Jesse Jewell Parkway, S.E., Gainesville, Georgia 30501.

Mountain Bancshares and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the acquisition. Information about such directors and executive officers and their ownership of Mountain Bancshares common stock will be set forth in the proxy statement/prospectus. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.

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